SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2015

and Independent Auditors’ Report Review

Report on Review of Interim Financial Information

To the Members of the Board of Directors and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended June 30, 2015, which comprises the balance sheet as of June 30, 2015, the statements of profit or loss and comprehensive income for the three-month and the six-month periods then ended, changes in equity and cash flows for the six-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement – Interim Financial Information and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of a matter

We call attention to note 20 (a) to the interim financial information which discloses events and the actions taken by the Company with respect to the ongoing internal investigations. Our conclusion does not have a change related to this issue.

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2015, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These financial statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding figures

The corresponding figures related to the balance sheets, individual and consolidated, as of December 31, 2014 and to the interim financial information related to the statements of profit or loss and comprehensive income for the three-month and six-month periods and of the statements of changes in equity, cash flows and value added for the six-month periods ended June 30, 2014, presented for comparison purposes in the interim financial information for the current period, have been audited and reviewed by other independent auditors, who issued reports dated February 12, 2015 and August 7, 2014, respectively, without any modification.

São Paulo, August 5, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at June 30, 2015

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Jun/2015	Dec/2014	Jun/2015	Dec/2014

Current assets
Cash and cash equivalents	3	4,821,025	3,993,359	1,322,052	2,416,288
Financial investments	4	96,956	89,729	55,810	78,243
Trade accounts receivable	5	2,673,425	2,692,612	6,403,995	5,382,456
Inventories	6	5,234,348	5,368,146	3,678,402	3,810,498
Taxes recoverable	8	1,374,088	2,129,837	970,278	1,416,523
Dividends and interest on capital	7(b)	4		2,384	69,955
Prepaid expenses		62,357	99,469	44,994	72,997
Related parties	7	11,214	66,616	100,890	132,413
Derivatives operations	14.2	25,262	33,555	25,262	33,555
Other receivables		242,880	287,876	201,198	201,025

		14,541,559	14,761,199	12,805,265	13,613,953

Non-current assets
Financial investments	4	33,592	42,494	33,592	42,495
Trade accounts receivable	5	100,184	25,050	98,048	23,129
Advances to suppliers	6	133,957	68,988	133,957	68,988
Taxes recoverable	8	1,279,080	1,045,428	1,175,498	962,551
Deferred income tax and social contribution	17	1,674,816	870,206	1,165,280	493,303
Judicial deposits		251,570	230,945	243,723	223,940
Related parties	7	141,299	138,501	127,888	137,477
Insurance claims		125,270	143,932	122,895	139,751
Derivatives operations	14.2	53,067	39,350
Other receivables		215,936	91,905	44,930	47,575
Investments in subsidiaries and jointly-controlled investments	9	163,212	120,024	5,739,319	4,633,042
Other investments		6,380	6,511	6,123	6,123
Property, plant and equipment	10	30,955,236	29,001,490	16,902,809	17,297,907
Intangible assets	11	2,811,820	2,835,728	2,589,036	2,610,027

		37,945,419	34,660,552	28,383,098	26,686,308

Total assets		52,486,978	49,421,751	41,188,363	40,300,261

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet

at June 30, 2015

All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Jun/2015	Dec/2014	Jun/2015	Dec/2014

Current liabilities
Trade payables		10,818,154	10,852,410	10,194,870	10,443,712
Borrowings	12	1,924,859	1,418,542	1,642,585	2,134,951
Project finance	13	83,036	26,462
Derivatives operations	14.2	69,608	95,626	17,395	18,588
Payroll and related charges		465,905	533,373	360,243	412,890
Taxes payable	15	315,735	203,392	113,144	117,696
Dividends and interest on capital		4,331	215,888	7,108	218,664
Advances from customers		111,468	99,750	47,478	45,887
Sundry provisions	18	50,670	88,547	36,409	53,049
Post-employment benefits	19		336,357		336,357
Accounts payable to related parties	7			507,082	447,357
Other payables		265,026	212,945	172,376	110,814

		14,108,792	14,083,292	13,098,690	14,339,965

Non-current liabilities
Borrowings	12	20,811,243	18,918,021	8,380,065	7,863,666
Project finance	13	9,573,471	7,551,033
Derivatives operations	14.2	855,427	594,383	855,427	594,383
Taxes payable	15	30,708	30,699	29,816	30,634
Accounts payable to related parties	7			11,968,908	10,008,077
Ethylene XXI Project Loan	16	988,570	792,188
Deferred income tax and social contribution	17	695,057	603,490
Post-employment benefits	19	76,820	69,176
Provision for losses on subsidiaries				1,288,575	654,766
Advances from customers		53,811	88,402	10,180	26,147
Sundry provisions	18	476,169	505,677	406,107	439,915
Other payables		200,665	291,040	156,096	254,933

		33,761,941	29,444,109	23,095,174	19,872,521

Shareholders' equity	21
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		465,663	736,180	465,663	736,180
Other comprehensive income		(5,107,575)	(2,924,057)	(5,107,575)	(2,924,057)
Treasury shares		(49,819)	(48,892)	(927)
Accumulated profit		1,361,686		1,361,686

Total attributable to the Company's shareholders		4,945,607	6,038,883	4,994,499	6,087,775

Non-controlling interest in Braskem Idesa		(329,362)	(144,533)

		4,616,245	5,894,350	4,994,499	6,087,775

Total liabilities and shareholders' equity		52,486,978	49,421,751	41,188,363	40,300,261

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2015

All amounts in thousands of reais

		Consolidated

	Note	2Q15	YTD15	2Q14	YTD14

Net sales revenue	23	11,591,774	21,787,096	10,853,109	22,695,735
Cost of products sold	25	(8,827,607)	(17,418,096)	(9,599,795)	(19,924,421)

		2,764,167	4,369,000	1,253,314	2,771,314

Income (expenses)
Selling and distribution	25	(260,467)	(522,391)	(281,691)	(551,200)
General and administrative	25	(299,787)	(596,883)	(289,726)	(564,740)
Research and development	25	(42,338)	(82,157)	(32,876)	(67,018)
Results from equity investments	9(c)	7,736	9,739	592	586
Other operating income (expenses), net	25	(49,855)	(89,748)	(14,966)	174,983

		2,119,456	3,087,560	634,647	1,763,925

Financial results	24
Financial expenses		(663,438)	(1,855,540)	(522,589)	(1,099,617)
Financial income		47,334	650,657	44,861	61,744

		(616,104)	(1,204,883)	(477,728)	(1,037,873)

Profit before income tax and
social contribution		1,503,352	1,882,677	156,919	726,052

Current and deferred income tax and social contribution	17	(448,565)	(623,898)	(32,516)	(205,306)

Profit for the period		1,054,787	1,258,779	124,403	520,746

Attributable to:
Company's shareholders		1,096,182	1,347,585	128,477	533,783
Non-controlling interest in Braskem Idesa		(41,395)	(88,806)	(4,074)	(13,037)

Profit for the period		1,054,787	1,258,779	124,403	520,746

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2015

All amounts in thousands of reais	Continued

		Parent company

	Note	2Q15	YTD15	2Q14	YTD14

Net sales revenue	23	8,070,195	15,327,073	6,069,598	12,664,673
Cost of products sold	25	(6,019,071)	(12,086,080)	(5,475,322)	(11,200,186)

		2,051,124	3,240,993	594,276	1,464,487

Income (expenses)
Selling and distribution	25	(182,869)	(377,806)	(160,856)	(323,780)
General and administrative	25	(213,576)	(422,991)	(186,567)	(360,304)
Research and development	25	(24,666)	(52,026)	(24,091)	(44,664)
Results from equity investments	9(c)	392,366	457,057	231,776	453,157
Other operating income (expenses), net	25	930	4,770	4,950	256,831

		2,023,309	2,849,997	459,488	1,445,727

Financial results	24
Financial expenses		(502,005)	(2,153,669)	(411,323)	(803,421)
Financial income		(70,621)	1,095,525	(10,802)	(101,875)

		(572,626)	(1,058,144)	(422,125)	(905,296)

Profit before income tax and
social contribution		1,450,683	1,791,853	37,363	540,431

Current and deferred income tax and social contribution	17	(354,501)	(444,268)	91,114	(6,648)

Profit for the period		1,096,182	1,347,585	128,477	533,783

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2015

All amounts in thousands of reais, except earnings per share	Continued

		Consolidated
	Note	2Q15	YTD15	2Q14	YTD14

Profit for the period		1,054,787	1,258,779	124,403	520,746

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		118,074	(271,629)	(10,918)	(6,284)
Income tax and social contribution		(31,162)	91,804	(2,343)	(10,738)
		86,912	(179,825)	(13,261)	(17,022)

Exchange variation of foreign sales hedge	14.3(a.i)	712,212	(3,016,428)	408,812	946,688
Exchange variation of foreign sales hedge - Braskem Idesa	14.3(a.ii)	(186,404)	(565,736)
Income tax and social contribution		(242,152)	1,025,586	(138,996)	(321,874)
Braskem Idesa Income tax		98,737	169,721
		382,393	(2,386,857)	269,816	624,814

Foreign subsidiaries currency translation adjustment		(136,516)	301,242	(44,296)	(93,965)

Total		332,789	(2,265,440)	212,259	513,827

Total comprehensive income (loss) for the period		1,387,576	(1,006,661)	336,662	1,034,573

Attributable to:
Company's shareholders		1,451,008	(821,832)	347,783	1,063,206
Non-controlling interest in Braskem Idesa		(63,432)	(184,829)	(11,121)	(28,633)

Total comprehensive income (loss) for the period		1,387,576	(1,006,661)	336,662	1,034,573

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2015

All amounts in thousands of reais, except earnings per share	Continued

		Parent company
	Note	2Q15	YTD15	2Q14	YTD14

Profit for the period		1,096,182	1,347,585	128,477	533,783

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		53,555	(257,876)	6,893	31,583
Income tax and social contribution		(18,209)	87,678	(2,343)	(10,738)
Fair value of cash flow hedge - Braskem Idesa, net of tax		38,675	(7,220)	(13,358)	(28,400)
		74,021	(177,418)	(8,808)	(7,555)

Exchange variation of foreign sales hedge	14.3(a.i)	712,212	(3,016,428)	408,812	946,688
Exchange variation of foreign sales hedge - Braskem Idesa	14.3(a.ii)	(139,803)	(424,302)
Income tax and social contribution		(242,152)	1,025,586	(138,996)	(321,874)
Braskem Idesa Income tax		74,053	127,291
		404,310	(2,287,853)	269,816	624,814

Foreign subsidiaries currency translation adjustment		(123,505)	295,854	(41,702)	(87,836)

Total		354,826	(2,169,417)	219,306	529,423

Total comprehensive income (loss) for the period		1,451,008	(821,832)	347,783	1,063,206

				Parent company

				Acumulado
				YTD15	YTD14
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	22
Earnings per share - common				1.6937	0.6705
Earnings per share - preferred shares class "A"				1.6936	0.6705
Earnings per share - preferred shares class "B"				0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

at June 30, 2015

All amounts in thousands of reais

												Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	profit	interest	Braskem Idesa	equity

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit for the period									533,783	533,783	(13,037)	520,746
Exchange variation of foreign sales hedge, net of taxes							624,814			624,814		624,814
Fair value of cash flow hedge, net of taxes							(7,555)			(7,555)	(9,467)	(17,022)
Foreign subsidiaries currency translation adjustment							(87,836)			(87,836)	(6,129)	(93,965)
							529,423		533,783	1,063,206	(28,633)	1,034,573

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,620)		13,620
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,102)		14,102
Contributions to shareholders:
Additional dividends proposed						(354,842)				(354,842)		(354,842)
						(354,842)				(354,842)		(354,842)

At June 30, 2014		8,043,222	232,430	26,895	28,412	-	(577,370)	(48,892)	547,885	8,252,582	108,483	8,361,065

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the period:
Profit for the period							-		1,347,585	1,347,585	(88,806)	1,258,779
Exchange variation of foreign sales hedge, net of taxes							(2,287,853)			(2,287,853)	(99,004)	(2,386,857)
Fair value of cash flow hedge, net of taxes							(177,418)			(177,418)	(2,407)	(179,825)
Foreign currency translation adjustment							295,854			295,854	5,388	301,242
							(2,169,417)		1,347,585	(821,832)	(184,829)	(1,006,661)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,101)		14,101

Contributions to shareholders:
Repurchase of treasury shares	21(b)							(927)		(927)		(927)
Additional dividends proposed	21(c)					(270,517)				(270,517)		(270,517)
						(270,517)		(927)		(271,444)		(271,444)

At June 30, 2015		8,043,222	232,430	71,542	394,121		(5,107,575)	(49,819)	1,361,686	4,945,607	(329,362)	4,616,245

Braskem S.A.

Statement of changes in shareholder’s equity

at June 30, 2015

All amounts in thousands of reais

										Parent company
				Revenue reserves
						Additional	Other			Total
		Capital	Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'
	Note		reserve	reserve	earnings	proposed	income	shares	profit	equity

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)			7,593,110

Comprehensive income for the period:
Profit for the period									533,783	533,783
Exchange variation of foreign sales hedge, net of taxes							624,814			624,814
Fair value of cash flow hedge, net of taxes							(7,555)			(7,555)
Foreign subsidiaries currency translation adjustment							(87,836)			(87,836)
							529,423		533,783	1,063,206

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,620)		13,620
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,102)		14,102
Contributions to shareholders:
Additional dividends proposed						(354,842)				(354,842)
						(354,842)				(354,842)

At June 30, 2014		8,043,222	232,430	26,895	28,412		(577,370)		547,885	8,301,474

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)			6,087,775

Comprehensive income for the period:
Profit for the period									1,347,585	1,347,585
Exchange variation of foreign sales hedge, net of taxes							(2,287,853)			(2,287,853)
Fair value of cash flow hedge, net of taxes							(177,418)			(177,418)
Foreign subsidiaries currency translation adjustment							295,854			295,854
							(2,169,417)		1,347,585	(821,832)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,101)		14,101

Contributions to shareholders:
Repurchase of treasury shares	21(b)							(927)		(927)
Additional dividends proposed	21(c)					(270,517)				(270,517)
						(270,517)		(927)		(271,444)

At June 30, 2015		8,043,222	232,430	71,542	394,121		(5,107,575)	(927)	1,361,686	4,994,499

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Jun/2015	Jun/2014	Jun/2015	Jun/2014

Profit before income tax and social contribution		1,882,677	726,052	1,791,853	540,431

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,013,033	1,002,504	858,105	620,242
Results from equity investments	9(c)	(9,739)	(586)	(457,057)	(453,157)
Interest and monetary and exchange variations, net		1,636,319	567,397	1,484,196	472,341
Cost amount of the investment sold in the divestment date			(277,338)		(277,338)
Provision for losses and asset write-downs of long-term		5,301	4,899	2,784	5,938

		4,527,591	2,022,928	3,679,881	908,457

Changes in operating working capital
Held-for-trading financial investments		17,441	(64,543)	47,102	(60,281)
Trade accounts receivable		(56,633)	35,768	(1,096,623)	(200,340)
Inventories		84,906	(20,830)	77,181	(151,967)
Taxes recoverable		572,522	102,834	255,034	93,733
Prepaid expenses		37,112	(89,478)	28,003	(71,654)
Other receivables		(28,390)	(75,020)	88,381	(17,494)
Trade payables		(1,254,099)	(310,079)	(1,468,685)	(69,874)
Taxes payable		62,521	(145,337)	(8,351)	(127,516)
Advances from customers		(22,873)	(127,805)	(14,376)	(17,207)
Sundry provisions		(67,385)	(9,325)	(50,448)	(11,770)
Other payables		(251,109)	49,794	(439,105)	5,232

Cash from operations		3,621,604	1,368,907	1,097,994	279,319

Interest paid		(775,550)	(464,785)	(264,765)	(348,116)
Project finance - transactions costs paid		(39,509)	(35,007)
Income tax and social contribution paid		(50,425)	(42,366)	(21,736)	(20,377)

Net cash generated by operating activities		2,756,120	826,749	811,493	(89,174)

Proceeds from the sale of fixed assets		686	9,968	165	9,605
Proceeds from the sale of investments			315,000		315,000
Acquisitions of subsidiaries					(4,709)
Acquisitions to property, plant and equipment		(1,827,907)	(2,657,047)	(445,120)	(682,173)
Acquisitions of intangible assets		(9,670)	(14,467)	(9,670)	(14,192)
Held-for-maturity financial investments		(11)	10,826	(11)	6,375

Net cash used in investing activities		(1,836,902)	(2,335,720)	(454,636)	(370,094)

Short-term and Long-term debit
Obtained borrowings		2,659,341	3,312,446	1,086,423	979,016
Payment of borrowings		(3,049,074)	(3,549,037)	(1,977,850)	(1,657,667)
Project finance	13
Obtained borrowings		1,250,201	1,021,760
Payment of borrowings		(370,979)
Related parties
Obtained loans				491,307	303,780
Payment of loans				(569,738)	(188,291)
Transactions current active				1,766	1,323,969
Dividends paid	21(c)	(482,074)	(482,108)	(482,074)	(482,108)
Non-controlling interests in Braskem Idesa			(70)
Repurchase of treasury shares	21(b)	(927)		(927)

Net cash provided by (used in) financing activities		6,488	302,991	(1,451,093)	278,699

Exchange variation on cash of foreign subsidiaries		(98,040)	21,015

Increase (decrease) in cash and cash equivalents		827,666	(1,184,965)	(1,094,236)	(180,569)

Represented by
Cash and cash equivalents at the beginning of the period		3,993,359	4,335,859	2,416,288	2,425,078
Cash and cash equivalents at the end of the period		4,821,025	3,150,894	1,322,052	2,244,509

Increase (decrease) in cash and cash equivalents		827,666	(1,184,965)	(1,094,236)	(180,569)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

All amounts in thousands of reais

	Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014

Revenue	24,924,969	26,186,970	18,157,578	14,955,378
Sale of goods, products and services	25,015,605	26,024,165	18,152,348	14,687,520
Other income (expenses), net	(68,644)	194,817	25,741	276,683
Allowance for doubtful accounts	(21,992)	(32,012)	(20,511)	(8,825)
Inputs acquired from third parties	(19,885,116)	(22,176,388)	(13,918,563)	(12,752,941)
Cost of products, goods and services sold	(19,252,315)	(21,404,582)	(13,709,007)	(12,245,521)
Material, energy, outsourced services and others	(630,297)	(771,912)	(206,988)	(507,265)
Impairment of assets	(2,504)	106	(2,568)	(155)
Gross value added	5,039,853	4,010,582	4,239,015	2,202,437

Depreciation, amortization and depletion	(1,013,033)	(1,002,504)	(858,105)	(620,242)

Net value added produced by the entity	4,026,820	3,008,078	3,380,910	1,582,195

Value added received in transfer	660,538	62,763	1,552,638	351,481
Results from equity investments	9,739	586	457,057	453,157
Financial income	650,657	61,744	1,095,525	(101,875)
Other	142	433	56	199

Total value added to distribute	4,687,358	3,070,841	4,933,548	1,933,676

Personnel	557,720	486,267	432,858	285,449
Direct compensation	436,854	372,307	324,672	219,106
Benefits	94,454	87,251	77,010	45,399
FGTS (Government Severance Pay Fund)	26,412	26,709	31,176	20,944

Taxes, fees and contribuitions	893,164	862,520	836,676	233,495
Federal	517,922	292,093	536,329	68,064
State	363,551	561,014	295,337	163,222
Municipal	11,691	9,413	5,010	2,209

Remuneration on third parties' capital	1,977,695	1,201,308	2,316,429	880,949
Financial expenses (including exchange variation)	1,847,122	1,093,418	2,149,196	799,880
Rentals	130,573	107,890	167,233	81,069

Remuneration on own capital	1,258,779	520,746	1,347,585	533,783
Profit for the year	1,347,585	533,783	1,347,585	533,783
Non-controlling interests in profit (loss) for the period	(88,806)	(13,037)

Value added distributed	4,687,358	3,070,841	4,933,548	1,933,676

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, unless otherwise stated

1.                      Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)              Significant corporate and operating events impacting these financial statements

On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315,000. On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain (“Other operating income (expenses), net”) of R$277,338.

Other corporate events of 2014 and which did not produce significant impact on these financial statements were presented in the 2014 annual financial statements of the Company in Note 1(a).

(b)              Naphtha agreement with Petrobras

On August 29, 2014, Braskem and Petrobras entered into a new amendment to the naphtha supply contract of 2009, which extended the original contract duration by 6 months (from September 1, 2014 to February 28, 2015). The naphtha pricing formula of the original contract was maintained in the amendment. It was also established that, if a new long-term contract was to be executed, the pricing formula in the new contract would be applied retroactively to any purchases made during the duration of the amendment. On the other hand, if a new long-term contract was not executed, the average price base negotiated between the parties would be valid throughout the duration of the amendment. After applying the average price scenario, it was determined that Braskem was entitled to a refund of R$242,900. This amount was recorded in the first quarter of 2015 under “Cost of goods sold” and settled in the second quarter of 2015.

On February 27, 2015, Braskem and Petrobras executed a new amendment valid through August 31, 2015, and maintained the naphtha pricing formula provided for in the 2009 contract. The amendment also established that if a new price formula is adopted in a new contract, it will be applied retroactively to any purchases made during the duration of said amendment. As of the date on which the issue of these financial statements was authorized, Braskem and Petrobras had not concluded their negotiations of a new contract.

(c)              Net working capital

On June 30, 2015, the net working capital of the Parent Company was negative R$293,425 (negative R$726,012 on December 31, 2014). On the other hand, consolidated net working capital was positive R$432,767 (positive R$677,907 on December 31, 2014). Consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reason, consolidated working capital reflects the actual liquidity position of the Company.

As part of its working capital management, Braskem relies on revolving credit facilities, maturing in 2019, in the amount of R$2,900,000 (US$750,000 + R$500,000). These credit facilities may be withdrawn at any time.

11

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, unless otherwise stated

2.                      Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2014 financial statements.

2.1.                Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2014, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2014 financial statements.

2.1.1            Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

The individual and consolidated Statement of Value Added (“DVA”) is required under Brazilian corporations law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement. As a result, under IFRS, it is presented as supplementary information, without prejudice to the set of financial statements.

12

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, unless otherwise stated

2.1.2        Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %

		Headquarters	Jun/2015	Dec/2014
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(ii)	Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	(iii)	Chile		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(iv)	Brazil		100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00
Braskem Netherlands Finance (“Braskem Holanda Finance”)		Netherlands	100.00
Braskem Netherlands Inc. (“Braskem Holanda Inc”)		Netherlands	100.00
Braskem Participações S.A. ("Braskem Participações")	(iv)	Brazil		100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(ii)	Spain	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Braskem Qpar S.A. ("Braskem Qpar")	(iii)	Brazil		100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(v)	Uruguay		100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(iv)	Brazil		100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00

(i)         Currently being merged.

(ii)       Company in dissolution  process.

(iii)      Merged in December 2014.

(iv)      Merged in February 2015.

(v)       Company dissolved on March 31, 2015.

13

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, unless otherwise stated

2.2.                 Effect of exchange variation

(a)                    Functional and presentation currency

The functional and presentation currency of the Company is the real

(b)                    Functional currency other than the Brazilian real

Some subsidiaries and a jointly controlled subsidiary have a different functional currency from that of the Parent Company, as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria and Braskem Austria Finance		Euro
Braskem America, Braskem America Finance, Braskem Holanda Finance and Braskem Holanda Inc		U.S.dollar
Braskem Holanda	(i)	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços		Mexican peso

Jointly-controlled investments
Polipropileno Del Sur S.A. ("Propilsur")		U.S.dollar

(i)       The functional currency adopted for Braskem Holanda was changed from the Brazilian real to the U.S. dollar on January 1, 2015, due to the significant volume of financial and commercial transactions in U.S. dollars, particularly with the beginning of Naphtha sales in 2015.

(c)                    Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate			Average rate for period ended
	Jun/2015	Dec/2014	Variation	Jun/2015	Jun/2014	Variation
U.S. dollar - Brazilizan real	3.1026	2.6562	16.81%	2.9715	2.2974	29.34%
U.S. dollar - Mexican peso	15.6971	14.7180	6.65%	15.1405	13.1143	15.45%
U.S. dollar - Euro	0.8966	0.8231	8.93%	0.8969	0.7297	22.92%

2.3.                Reconciliation of equity and profit (loss) for the period

between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Jun/2015	Dec/2014	Jun/2015	Dec/2014

Parent company	4,994,499	6,087,775	1,347,585	533,783
Braskem shares owned by subsidiary	(48,892)	(48,892)
Non-controlling interest in Braskem Idesa	(329,362)	(144,533)	(88,806)	(13,037)
Consolidated	4,616,245	5,894,350	1,258,779	520,746

14

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, unless otherwise stated

3.                       Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2014 annual financial statements of the Company, in Note 5.

		Consolidated
		Jun/2015	Dec/2014

Cash and banks	(i)	562,429	227,237
Cash equivalents:
Domestic market		2,164,155	2,253,648
Foreign market	(i)	2,094,441	1,512,474
Total		4,821,025	3,993,359

(i)         On June 30, 2015, it includes cash and banks of R$293,177 (R$26,830 on December 31, 2014) and cash equivalents of R$88,517 (R$307,034 on December 31, 2014) of the subsidiary Braskem Idesa, available for use in its project.

4.                       Financial investments

The information on financial investments was presented in the 2014 annual financial statements of the Company, in Note 6.

		Consolidated
		Jun/2015	Dec/2014
Held-for-trading
Investments in FIM Sol		95,856	85,573
Other		1,100	4,155
Held-to-maturity
Quotas of investment funds in credit rights		33,592	42,495
Investments in foreign currency	(i)		399,005
Compensation of investments in foreign currency	(i)		(399,005)
Total		130,548	132,223

Current assets		96,956	89,729
Non-current assets		33,592	42,494

Total		130,548	132,223

(i)    Braskem Holanda had a balance of financial investments held to maturity that was offset by an export prepayment agreement of the Parent Company, in the amount of US$150,000, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. These operations were liquidated in May 2015.

15

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2014 annual financial statements of the Company, in Note 7.

	Consolidated		Parent company
	Jun/2015	Dec/2014	Jun/2015	Dec/2014
Consumers
Domestic market	1,541,481	1,523,458	1,527,549	1,455,216
Foreign market	1,576,702	1,517,035	5,263,865	4,219,228
Allowance for doubtful accounts	(344,574)	(322,831)	(289,371)	(268,859)
Total	2,773,609	2,717,662	6,502,043	5,405,585

Current assets	2,673,425	2,692,612	6,403,995	5,382,456
Non-current assets	100,184	25,050	98,048	23,129
Total	2,773,609	2,717,662	6,502,043	5,405,585

6.                       Inventories

The information on inventories was presented in the 2014 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company
	Jun/2015	Dec/2014	Jun/2015	Dec/2014

Finished goods	3,671,954	3,681,204	2,299,471	2,325,911
Raw materials, production inputs and packaging	1,019,609	1,067,512	918,630	963,550
Maintenance materials	266,765	247,327	197,610	187,773
Advances to suppliers	302,314	346,885	292,908	324,893
Imports in transit and other	107,663	94,206	103,740	77,359
Total	5,368,305	5,437,134	3,812,359	3,879,486

Current assets	5,234,348	5,368,146	3,678,402	3,810,498
Non-current assets	133,957	68,988	133,957	68,988
Total	5,368,305	5,437,134	3,812,359	3,879,486

7.                       Related parties

The information concerning related parties was presented in the 2014 annual financial statements of the Company, in Note 9.

16

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands of reais, except where stated otherwise

(a)               Consolidated

										Consolidated
	Balances at June 30, 2015					Balances at December 31, 2014
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies

	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	9,184		24,025	32,602	65,811	4,347		104,857	33,009	142,213
Inventories	128,068	(i)	2,460		130,528	108,929	(i)	123,377		232,306
Related parties			11,023	191	11,214	55		66,375	186	66,616
Other receivables									4,535	4,535

Non-current
Advances to suppliers	133,957	(i)			133,957	68,988	(i)			68,988
Related parties
Intracompany loan			74,997		74,997			72,199		72,199
Other receivables			66,302		66,302			66,302		66,302
Total assets	271,209		178,807	32,793	482,809	182,319		433,110	37,730	653,159

Liabilities
Current
Trade payables	295,218		1,242,256	1,798	1,539,272	459,412		1,497,675		1,957,087
Total liabilities	295,218		1,242,256	1,798	1,539,272	459,412		1,497,675		1,957,087

	Period ended June 30, 2015					Period ended June 30, 2014
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	27,279		939,454	211,527	1,178,260	18,479		737,371	109,865	865,715
Purchases of raw materials, finished goods
services and utilities	1,726,633	(ii)	6,605,617	26,870	8,359,120	1,629,992	(ii)	9,452,398	28,443	11,110,833
Financial income (expenses)			2,798		2,798			2,364		2,364
Post-employment benefits plan ("EPE")
Odebrecht previdência Privada ("Odeprev")				9,832	9,832				10,811	10,811
Gain from divestment of asset						277,338	(iii)			277,338
Total transactions	1,753,912		7,550,667	248,229	9,552,808	1,925,809		10,194,497	149,119	12,269,425

(i) Amount related to advances to raw material suppliers.
(ii) It includes expenses for construction of the XXI Etlieno project, of which R$1,591,553 for the 1st half of 2015 and R$1,614,300 for the 1st half of 2014 (Note 16).
(iii) Amount related to divestment in subsidiary (Note 1(a)(i)).

17

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands of reais, except where stated otherwise

(b)               Parent Company

	Balances at June 30, 2015
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobrasand
Balance sheet	Inc.	Holanda	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Assets
Current
Cash and equivalents											1,165,339	1,165,339
Trade accounts receivable	3,272,130	846,661	249,791	8,621		175,323	85,760	9,172	21,601			4,669,059
Inventories			3					127,595	2,460			130,058
Dividends and interest on capital							2,384					2,384
Related parties	44	23	8,663	59,604			22,576	55	9,925			100,890

Non-current
Advances to suppliers								133,957				133,957
Related parties
Loan agreements	12,870						89		74,997			87,956
Advance for future capital increase							10,272					10,272
Other receivables									29,660			29,660
Total assets	3,285,044	846,684	258,457	68,225		175,323	121,081	270,779	138,643		1,165,339	6,329,575

Liabilities
Current
Trade payables	4,362,678	820,642	27,934	17			7,830	13,575	1,221,499			6,454,175
Accounts payable to related parties
Advance to export	11,289	222,794		16,536	63,339							313,958
Other payables			149,398	384			43,342					193,124

Non-current
Accounts payable to related parties
Advance to export	118,933	10,586,266		878,036	372,312							11,955,547
Payable notes	11,914		1,447									13,361
Total liabilities	4,504,814	11,629,702	178,779	894,973	435,651		51,172	13,575	1,221,499			18,930,165

	Period ended June 30, 2015
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.	Holanda	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Transactions
Sales of products	69,277	1,308,740	1,273,418	2,454		145,550	329,326	27,265	854,463			4,010,493
Purchases of raw materials, finished products
services and utilities	1,087,709	1,008,224	246,151				22,663	129,989	6,261,641			8,756,377
Financial income (expenses)	(578,824)	(1,793,554)		(132,799)	(75,782)	20,227	19,493		2,798			(2,538,441)
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")										9,191		9,191
Total transactions	578,162	523,410	1,519,569	(130,345)	(75,782)	165,777	371,482	157,254	7,118,902	9,191		10,237,620

18

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2014
	Associated companies, Jointly-controlled investment and associated companies								Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
Balance sheet	Inc.	Holanda	Petroquímica	Qpar	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Assets
Current
Cash and equivalents												1,490,895	1,490,895
Trade accounts receivable	2,740,452	472,347	248,350		68,940		116,520	144,367	3,326	103,403	25,031		3,922,736
Inventories									108,929	123,377			232,306
Dividends and interest on capital
Related parties	37	15	24,658		53,684	54		18,081	55	35,642	187		132,413
Other receivables			67,575					2,380					69,955

Non-current
Advances to suppliers									68,988				68,988
Related parties
Current accounts								1,863					1,863
Loan agreements	10,787							77		101,858			112,722
Other receivables								22,892					22,892
Total assets	2,751,276	472,362	340,583		122,624	54	116,520	189,660	181,298	364,280	25,218	1,490,895	6,054,770

Liabilities
Current
Trade payables	5,476,274		11,879		15			1,566	11,748	1,484,614			6,986,096
Accounts payable to related parties
Advance to export		191,619			12,319	54,304							258,242
Other payables	1,040		89,449		345			98,281					189,115

Non-current
Advance to export		8,797,501			751,705	345,306							9,894,512
Current accounts								97					97
Payable notes	112,021							1,447					113,468
Total liabilities	5,589,335	8,989,120	101,328		764,384	399,610		101,391	11,748	1,484,614			17,441,530

	Period ended June 30, 2014
	Associated companies, Jointly-controlled investment and associated companies								Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.	Holanda	Petroquímica	Qpar	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Transações
Sales of products	395,670	233,217	398,391	120,551	5,491		109,285	138,929	18,479	411,798	12,292		1,844,103
Purchases of raw materials, finished products
services and utilities	1,787,207		170,264	235,186				16,367	165,173	6,364,306	5,477		8,743,980
Financial income (expenses)	303,664	99,320			12,978	17,338	(6,121)	(2,444)		2,364			427,099
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")											7,475		7,475
Gain from divestment of asset									277,338				277,338
Total transactions	2,486,541	332,537	568,655	355,737	18,469	17,388	103,164	152,852	460,990	6,778,468	25,244		11,299,995

19

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(c)               Key management personnel

	Parent company and consolidated
Income statement transactions	Jun/2015	Jun/2014
Remuneration
Short-term benefits to employees and managers	8,299	7,736
Post-employment benefit	114	143
Long-term incentives		560
Total	8,413	8,439

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2014 annual financial statements of the Company, in Note 10.

		Consolidated		Parent company
		Jun/2015	Dec/2014	Jun/2015	Dec/2014

Brazil
IPI		25,469	20,456	20,859	16,945
Value-added tax on sales and services (ICMS) - normal operations		458,039	413,066	347,051	307,689
ICMS - credits from PP&E		125,193	136,308	119,117	129,979
Social integration program (PIS) and social contribution		307,270	675,983	295,861	663,140
on revenue (COFINS) - normal operations		253,515	244,194	240,784	232,510
PIS and COFINS - credits from PP&E		727,271	692,723	642,167	597,980
Income tax and social contribution (IR and CSL)		315,888	263,771	312,683	258,735
REINTEGRA program		165,284	170,264	161,343	166,448
Federal supervenience		14,152	9,217	5,911	5,648
Other

Other countries
Value-added tax	(i)	250,087	547,947
Other		11,000	1,336
Total		2,653,168	3,175,265	2,145,776	2,379,074

Current assets		1,374,088	2,129,837	970,278	1,416,523
Non-current assets		1,279,080	1,045,428	1,175,498	962,551
Total		2,653,168	3,175,265	2,145,776	2,379,074

(i)    Includes R$181,373 (R$483,668 in December, 2014) from purchases of machinery and equipment for the project of the subsidiary Braskem Idesa, in Mexico. In the first half of 2015, Braskem Idesa was restored at R$601,345.

The Management expects these credits to be received in the short term based on the laws of the countries that are involved.

20

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

9.                       Investments

The information related to investments was presented in the Company’s 2014 annual financial statements, in Note 11.

(a)                    Information on investments

	Interest in total capital		Adjusted net profit (loss)		Adjusted
	total (%) - 6/30/2015		for the period		equity
	Direct	Direct e Indirect	Jun/2015	Jun/2014	Jun/2015	Dec/2014

Subsidiaries
Alclor	100.00	100.00	(1,613)		36,874	15,595
Braskem Alemanha	5.66	100.00	86,005	28,448	1,338,768	1,077,918
Braskem America		100.00	38,702	47,164	1,261,298	1,047,206
Braskem America Finance		100.00	186	(11)	1,782	1,664
Braskem Argentina	96.77	100.00	2,600	6,488	29,740	27,140
Braskem Austria	100.00	100.00	(1,830)	(1,539)	(8,672)	(7,378)
Braskem Austria Finance		100.00	(30)	(13)	63	3
Braskem Chile				(187)
Braskem Espanha		100.00			(9)	(9)
Braskem Holanda	100.00	100.00	300,270	19,767	1,932,909	1,394,982
Braskem Holanda Finance		100.00	(4)		(4)
Braskem Holanda Inc		100.00	(88)		(88)
Braskem Finance	100.00	100.00	(78,331)	(24,726)	(291,820)	(213,489)
Braskem Idesa	75.00	75.00	(534,799)	(52,149)	(1,317,448)	(578,125)
Braskem Idesa Serviços		75.00	4,951	540	7,130	5,483
Braskem Importação				1		203
Braskem Inc.	100.00	100.00	312,731	141,637	811,646	498,915
Braskem México	99.97	100.00	71,191	21,006	442,681	337,975
Braskem México Serviços		100.00	2,302	72	2,907	1,625
Braskem Participações				(15)		45,634
Braskem Petroquímica	100.00	100.00	150,512	102,342	2,005,714	1,795,269
Braskem Qpar				249,661
IQAG	0.12	100.00	2,963	2,329	12,874	8,448
Lantana		100.00	(121)	39	(832)	(711)
Norfolk				(57)		(433)
Petroquímica Chile	97.96	100.00	1,095	2,106	8,560	7,609
Politeno Empreendimentos				(2)		14,298
Quantiq	99.90	100.00	892	13,927	240,397	239,506

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A.("RPR")	33.20	33.20	24,297	(1,236)	147,740	125,955
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	20.00	12,473	224	13,150	734
Propilsur	49.00	49.00		(88)	121,547	121,547

Associates
Borealis	20.00	20.00	5,345	4,345	167,625	174,433
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35.97	35.97		(596)	46,342	46,342

21

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(b)                    Changes in investments – parent company

				Dividends	Equity in results of investees		Amortization		Currency
	Balance at	Effect	Capital	and interest	Effect	Adjustment of	of fair value		translation	Balance at
	Dec/2014	of merger	increase	on equity	of results	profit in inventories	adjustment	Other	adjustments	Jun/2015
Subsidiaries and jointly- controlled investment

Domestic subsidiaries
Alclor	15,595		22,892		(1,613)					36,874
Braskem Participações	45,634	(45,634)								-
Braskem Petroquímica	1,911,604	59,932			150,512	(3,357)	(15,630)			2,103,061
Politeno Empreendimentos	14,298	(14,298)								-
Quantiq	243,466				892	(4,730)	18			239,646
RPR	41,822				8,086			(853)		49,055
OCE	148			(4)	2,488					2,632
	2,272,567		22,892	(4)	160,365	(8,087)	(15,612)	(853)		2,431,268

Foreign subsidiaries
Braskem Alemanha	61,014				4,868	(18)			9,898	75,762
Braskem Argentina	26,155				2,600	(2,423)				26,332
Braskem Holanda	1,394,890				300,270	(21,472)			237,659	1,911,347
Braskem Inc.	497,945				312,731	905				811,581
Braskem México	337,975				71,191	(137)			33,515	442,544
Petroquímica Chile	7,609				1,095	(2,236)		(145)		6,323
	2,325,588				692,755	(25,381)		(145)	281,072	3,273,889

	4,598,155		22,892	(4)	853,120	(33,468)	(15,612)	(998)	281,072	5,705,157

Associates

Domestic subsidiaries
Borealis	34,887				(725)					34,162
	34,887				(725)					34,162

Total	4,633,042		22,892	(4)	852,395	(33,468)	(15,612)	(998)	281,072	5,739,319

22

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(c)                    Equity accounting results - breakdown

		Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014

Equity in results of subsidiaries, associate and jointly-controlled	9,727	448	818,927	522,634
Amortization of fair value adjustment			(15,612)	(43,385)
Provision for subsidiaries with negative equity			(346,270)	(26,280)
Other	12	138	12	188
	9,739	586	457,057	453,157

(d)                    Summary of information from the partially owned subsidiary Braskem Idesa (Amounts in thousands of reais)

Balance sheet
Assets	Jun/2015	Dec/2014	Liabilities	Jun/2015	Dec/2014

Current			Current
Cash and cash equivalents	381,694	333,864	Trade payables	374,204	620,953
Inventories	151,695	238,193	Project finance	83,036	26,462
Taxes recoverable	202,428	499,173	Other payables	96,811	101,596
Other receivables	97,922	96,350		554,051	749,011
	833,739	1,167,580
			Non-current
Non-current			Project finance	9,573,471	7,551,033
Other receivables	379,200	219,010	Loan agreements	3,844,745	2,921,275
Property, plant and equipment	11,866,894	9,260,814	Other payables	4,734	4,210
	12,246,094	9,479,824		13,422,950	10,476,518

			Shareholders' equity	(897,168)	(578,125)

Total assets	13,079,833	10,647,404	Total liabilities and shareholders' equity	13,079,833	10,647,404

Statement of operations			Statement of cash flows
	Jun/2015	Jun/2014		Jun/2015	Jun/2014

Gross profit	(9,664)	(1,071)	Cash flows from operating activities
Operating income (expenses), net	(35,657)	(24,799)	Cash generated by operating activities	701,884	(25,041)
Financial income (expenses), net	(32,590)	57,418	Interest paid	(228,408)	(153,191)
Loss before income tax	(77,911)	31,548	Net cash used by operating activities	473,476	(178,232)
Income tax	(36,607)	(27,852)
Loss for the period	(114,518)	3,696	Net cash used in investing activities	(1,532,201)	(1,831,733)
			Net cash provided by financing activities
			Short-term and Long-term debit - obtained loans
			Project finance	879,222	1,021,760
			Related parties	244,322	357,061
				1,123,544	1,378,821

			Exchange variation on cash	(16,989)	7,130

			Increase (decrease) in cash and cash equivalents	47,830	(624,014)

			Represented by
			Cash and cash equivalents at the beginning for the period	333,864	809,875
			Cash and cash equivalents at the end for the period	381,694	185,861

			Increase (decrease) in cash and cash equivalents	47,830	(624,014)

23

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2014 annual financial statements, in Note 12.

		Consolidated
				Jun/2015			Dec/2014
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		452,427		452,427	436,540		436,540
Buildings and improvements		1,895,629	(884,670)	1,010,959	1,899,018	(848,243)	1,050,775
Machinery, equipment and installations		27,200,254	(13,701,167)	13,499,087	26,581,334	(12,772,515)	13,808,819
Projects in progress	(i)	15,466,993		15,466,993	13,179,475		13,179,475
Other		1,130,686	(604,916)	525,770	1,065,324	(539,443)	525,881
Total		46,145,989	(15,190,753)	30,955,236	43,161,691	(14,160,201)	29,001,490

(i) It includes expenses with the construction of the plant at the subsidiary Braskem Idesa in Mexico in the amount of R$11,446,614.

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended June 30, 2015 that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2014 annual financial statements of the Company, in Note 13.

	Consolidated
			Jun/2015	Dec/2014
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	216,109	(97,214)	118,895	213,031	(91,121)	121,910
Software and use rights	517,428	(319,866)	197,562	497,813	(292,250)	205,563
Contracts with customers and suppliers	797,366	(360,921)	436,445	729,711	(280,374)	449,337
Total	4,718,625	(1,906,805)	2,811,820	4,628,277	(1,792,549)	2,835,728

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended June 30, 2015 that indicated the need for updating the impairment test of intangible assets with indefinite useful life made in October 2014, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

24

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

12.                   Borrowings

The information on borrowings was presented in the 2014 annual financial statements of the Company, in Note 14.

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		Jun/2015	Dec/2014
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	13,549,461	11,776,438
Advances on exchange contracts	US dollar exchange variation	1.85%	359,172
Export prepayment	US dollar exchange variation	1.10% + semiannual Libor	466,503	427,074
BNDES	Note 12 (b)	Note 12 (b)	393,978	396,439
Export credit notes	Note 12 (c)	Note 12 (c)	1,116,159	956,010
Working capital	US dollar exchange variation	1,65% above Libor	1,049,788	633,104
Transactions costs			(252,545)	(260,656)

Local currency
Export credit notes	Note 12 (c)	Note 12 (c)	2,346,092	2,435,839
BNDES	Note 12 (b)	Note 12 (b)	2,929,057	3,137,035
BNB/ FINAME/ FINEP/ FUNDES		6.51%	707,814	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.94%	4,742	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50%	52,711	51,090
Other	CDI	0.04%	25,350	26,928
Transactions costs			(12,180)	(14,007)
Total			22,736,102	20,336,563

Current liabilities			1,924,859	1,418,542
Non-current liabilities			20,811,243	18,918,021
Total			22,736,102	20,336,563

				Parent company
			Jun/2015	Dec/2014
Foreign currency
Current liabilities			515,116	1,240,926
Non-current liabilities			3,453,975	2,349,741
			3,969,091	3,590,667
Local currency
Current liabilities			1,127,469	894,025
Non-current liabilities			4,926,090	5,513,925
			6,053,559	6,407,950

Current liabilities			1,642,585	2,134,951
Non-current liabilities			8,380,065	7,863,666
Total			10,022,650	9,998,617

25

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(a)                    Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		US$	Maturity	(% per year)	Jun/2015	Dec/2014
July - 1997	(i)	250,000	June - 2045	8.63		149,394
September - 2006		275,000	January - 2017	8.00	179,282	165,863
June - 2008		500,000	June - 2018	7.25	428,528	381,567
May - 2010		400,000	May - 2020	7.00	149,447	127,945
May - 2010		350,000	May - 2020	7.00	1,097,101	939,251
October - 2010		450,000	no maturity date	7.38	1,420,768	1,216,348
April - 2011		750,000	April - 2021	5.75	2,346,976	2,009,294
July - 2011		500,000	July - 2041	7.13	1,599,810	1,369,631
February - 2012		250,000	April - 2021	5.75	784,942	672,005
February - 2012		250,000	no maturity date	7.38	789,315	675,749
May - 2012		500,000	May - 2022	5.38	1,564,734	1,339,601
July - 2012		250,000	July - 2041	7.13	799,905	684,815
February - 2014		500,000	February - 2024	6.45	1,592,435	1,363,317
May - 2014		250,000	February - 2024	6.45	796,218	681,658
Total		5,475,000			13,549,461	11,776,438

(i) This transaction, which originally was due in June 2015, had its maturity extended to June 2045. The securities outstanding were acquired by the subsidiary Braskem Holanda Inc, which came to hold 100% of these securities.

26

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(b)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Jun/2015	Dec/2014

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.89	4,072	4,795
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.74 to 6.89	4,886	6,717
Green PE	2009	July - 2017	US dollar exchange variation + 6.67	30,681	32,577
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.67	54,981	61,946
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.67	114,855	109,077
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.51 to 6.54	142,236	141,894
Butadiene	2011	January - 2021	US dollar exchange variation + 6.54	42,267	39,433
				393,978	396,439

Local currency
Other	2006	September - 2016	TJLP + 2.80	22,415	31,376
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30	22,987	40,617
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	158,324	198,608
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	123,760	162,815
Limit of credit II	2009	January - 2021	4.00 to 4.50	98,409	93,875
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	264,178	293,568
New plant PVC Alagoas	2010	December - 2019	5.50	30,069	33,414
Limit of credit III	2011	January - 2021	TJLP + 0.00 to 3.58	1,232,245	1,331,699
Limit of credit III	2011	January - 2021	SELIC + 2.58 to 2.78	265,296	260,508
Limit of credit III	2011	December - 2021	3.50 to 7.00	238,887	250,505
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	105,642	115,225
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	211,989	192,827
Finem	2014	March - 2021	SELIC + 2.78	148,536	129,326
Finem	2014	March - 2021	6.00	6,320	2,672
				2,929,057	3,137,035

Total				3,323,035	3,533,474

27

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(c)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Jun/2015	Dec/2014

Foreign currency
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	244,725	209,561
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	157,911	135,220
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	234,166	200,518
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	479,357	410,711
		681,059			1,116,159	956,010

Local currency
April - 2010		50,000	October - 2021	105% of CDI	36,560	36,120
June - 2010		200,000	October - 2021	105% of CDI	146,241	144,481
February - 2011		250,000	October - 2021	105% of CDI	146,241	144,481
April - 2011	(i)	450,000	abr-2019	112,5% of CDI	462,409	461,254
June - 2011		80,000	October - 2021	105% of CDI	58,496	57,792
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	404,799	404,309
June - 2012		100,000	October - 2021	105% of CDI	73,121	72,241
September - 2012		300,000	October - 2021	105% of CDI	219,361	216,722
October - 2012		85,000	October - 2021	105% of CDI	62,153	61,405
February - 2013	(ii)	100,000	September - 2017	8.00	101,161	101,161
February - 2013	(ii)	100,000	February - 2016	8.00	101,183	101,161
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii)	100,000	February - 2016	8.00	101,075	101,096
March - 2013	(ii)	50,000	March - 2016	8.00	50,246	50,257
June - 2014	(ii)	50,000	June - 2017	7.50	50,000	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,500	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,000	10,002
September - 2014		100,000	August - 2020	108% of CDI	104,012	103,579
November - 2014	(ii)	150,000	November - 2017	8.00	151,094	151,094
November - 2014		100,000	April - 2015	8.00		100,730
Total		2,742,500			2,346,092	2,435,839

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.2.1 (b)).

(ii)       The Company enters into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI) (Note 14.2.1 (a)).

28

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(d)                    Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Consolidated
	Jun/2015	Dec/2014
2016	524,334	1,253,774
2017	1,583,321	1,528,616
2018	2,195,790	1,977,384
2019	2,424,870	1,997,887
2020	2,225,397	1,940,691
2021	3,372,404	2,947,526
2022	1,649,431	1,417,085
2023	7,487	7,652
2024	2,343,022	2,008,387
2025 and thereafter	4,485,187	3,839,019
Total	20,811,243	18,918,021

(e)                    Capitalized financial charges - consolidated

In the period ended June 30, 2015, a total of R$62,735 corresponding to financial charges were capitalized (R$40,890 in the period ended June 30, 2014), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.84% p.a. (7.53% p.a. in the period ended June 30, 2014).

(f)                     Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	Jun/2015	guaranteed	Guarantees

BNB	December - 2022	198,742	198,742	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	259,653	259,653	Bank surety
BNDES	December - 2021	3,323,035	3,323,035	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	159,738	159,738	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	92,049	92,049	Bank surety
FINAME	February - 2022	2,374	2,374	Pledge of equipment
Total		4,035,591	4,035,591

29

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

13.                   Project finance

The information on project finance was presented in the 2014 annual financial statements in Note 15.

	US$				Consolidated
Identification	Contract value	Value received	Maturity	Charges (% per year)	Jun/2015	Dec/2014
Project finance I	700,000	698,390	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,176,590	1,716,943
Project finance II	210,000	170,132	February - 2027	Us dollar exchange variation + 6.17	531,924	378,992
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	1,792,546	1,388,166
Project finance IV	660,000	697,867	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,176,692	1,757,438
Project finance V	400,000	399,080	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,245,979	982,688
Project finance VI	90,000	72,143	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	224,878	153,762
Project finance VII	533,095	531,869	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	1,660,541	1,311,104
Transactions costs					(153,017)	(111,598)
Total	3,193,095	3,169,481			9,656,133	7,577,495

VAT borrowings (i)			November - 2029	Mexican peso exchange variation + 2.00% above TIIE (ii)	374
					374

					9,656,507	7,577,495

Current liabilities					83,036	26,462
Non-current liabilities					9,573,471	7,551,033
Total					9,656,507	7,577,495

(i)         Financing for Braskem IDESA to be paid exclusively using the reimbursement of value-added taxes (Note 8.i). During the period ended June 30, 2015, the subsidiary Braskem Idesa raised R$373,161 and liquidated R$370,979.

(ii)       TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

On April 22, 2015, Braskem Idesa received the fifth tranche of the Project Finance in the amount of R$877,040 (US$290,545).

Braskem Idesa capitalized the charges incurred on this financing in the period ending June 30, 2015, in the amount of R$301,700 (R$178,305 in the period ended June 30, 2014), including a portion of exchange variation. The average interest rate over these charges in the period was 8.57% p.a. (7.00% p.a. in the period ended June 30, 2014).

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Jun/2015	Dec/2014

2016	144,613	137,360
2017	536,468	417,129
2018	656,877	511,886
2019	682,782	533,244
2020	803,110	630,543
2021	919,019	722,211
2022	767,193	603,387
2023	1,014,912	797,728
2024	1,098,995	863,811
2025 and thereafter	2,949,502	2,333,734
Total	9,573,471	7,551,033

30

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

14.                   Financial instruments

The information related to financial instruments was presented in the 2014 financial statements of the Company, in Note 16.

14.1.             Non-derivative financial instruments – measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Jun/2015	Dec/2014	Jun/2015	Dec/2014

Cash and cash equivalents	3
Cash and banks				562,429	227,237	562,429	227,237
Financial investments in Brazil		Held-for-trading	Nível 2	1,259,721	1,146,880	1,259,721	1,146,880
Financial investments in Brazil		Loans and receivables		904,434	1,106,768	904,434	1,106,768
Financial investments abroad		Held-for-trading	Nível 2	2,094,441	1,512,474	2,094,441	1,512,474
				4,821,025	3,993,359	4,821,025	3,993,359

Financial investments	4
FIM Sol investments		Held-for-trading	Nível 2	95,856	85,573	95,856	85,573
Other		Held-for-trading	Nível 2	1,100	4,155	1,100	4,155
Quotas of receivables investment fund		Held-to-maturity		33,592	42,495	33,592	42,495
				130,548	132,223	130,548	132,223

Trade accounts receivable	5			2,773,609	2,717,662	2,773,609	2,717,662

Related parties credits	7	Loans and receivables		152,513	205,117	152,513	205,117

Trade payables				10,818,154	10,852,410	10,818,154	10,852,410

Borrowings	12
Foreign currency - Bond			Nível 1	13,549,461	11,776,438	12,752,695	11,900,361
Foreign currency - other borrowings				3,385,600	2,412,627	3,385,600	2,412,627
Local currency				6,065,766	6,422,161	6,065,766	6,422,161
				23,000,827	20,611,226	22,204,061	20,735,149

Project finance	13			9,809,524	7,689,093	9,809,524	7,689,093
				-
Ethylene XXI Project Loan	16			988,570	792,188	988,570	792,188
				-
Other payables (BNDESPAR)				262,995	296,969	262,995	296,969

(a)                    Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

31

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

14.2.             Derivative financial instruments designated and not designated for hedge accounting

14.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	Dec/2014	fair value	settlement	Jun/2015

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar	1,383	3,282	(4,665)
Interest rate swaps	14.2.1 (a.i)	Level 2	Fixed rate	CDI	18,588	(9,545)	8,353	17,396
Deliverable Forward		Level 2	Euro	Dollar	2,230	(6,494)	4,264
					22,201	(12,757)	7,952	17,396

Hedge accounting transactions
Exchange swap	14.2.1 (b.i)	Level 2	CDI	Dollar+Interests	560,828	287,179	(17,842)	830,165
Interest rate swaps	14.2.1 (b.ii.i)	Level 2	Libor	Fixed price	3,542	22,080	(28,520)	(2,898)
Deliverable Forward	14.2.1 (b.ii.ii)	Level 2	Mexican peso	Dollar	30,533	9,503	(37,993)	2,043
					594,903	318,762	(84,355)	829,310

Derivatives operations
Current assets					(33,555)			(25,262)
Non-current assets					(39,350)			(53,067)
Current liabilities					95,626			69,608
Non-current liabilities					594,383			855,427
					617,104			846,706

(a)                    Operations not designated for hedge accounting

(a.i)        Interest rate swap linked to NCE

Identification		Interest rate	Maturity		Fair value, net
	Nominal value	(hedge)		Jun/2015	Dec/2014
Swap NCE I	100,000	90.65% CDI	February - 2016	3,123	3,576
Swap NCE II	50,000	88.20% CDI	February - 2016	1,584	1,879
Swap NCE III	100,000	92.64% CDI	February - 2016	3,235	3,773
Swap NCE IV	50,000	92.70% CDI	February - 2016	1,637	1,928
Swap NCE V	50,000	68.15% CDI	December - 2016	770	360
Swap NCE VI	100,000	91.92% CDI	February - 2016	3,241	3,781
Swap NCE VII	50,000	92.25% CDI	March - 2016	1,617	1,911
Swap NCE VIII	17,500	91.10% CDI	March - 2016	546	640
Swap NCE IX	10,000	77.52% CDI	August - 2016	290	241
Swap NCE X	50,000	67.15% CDI	December - 2016	679	251
Swap NCE XI	50,000	67.10% CDI	December - 2016	674	248
Total	627,500			17,396	18,588

Derivatives operations
Current liabilities				17,396	18,588
Total				17,396	18,588

32

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(b)                    Operations designated for hedge accounting

(b.i)        Swaps related to export credit notes (NCE)

Identification		Hedge	Maturity		Fair value, net
	Nominal value	Financial charges per year		Jun/2015	Dec/2014
Swap NCE I	200,000	Exchange variation + 6,15%	August - 2019	216,823	155,961
Swap NCE II	100,000	Exchange variation + 6,15%	August - 2019	105,376	75,373
Swap NCE III	100,000	Exchange variation + 6,15%	August - 2019	103,271	73,565
Swap NCE IV	100,000	Exchange variation + 5,50%	April - 2019	85,612	57,906
Swap NCE V	100,000	Exchange variation + 5,50%	April - 2019	85,525	57,831
Swap NCE VI	150,000	Exchange variation + 7,90%	April - 2019	145,437	80,506
Swap NCE VII	100,000	Exchange variation + 4,93%	April - 2019	88,121	59,686
Total	850,000			830,165	560,828

Derivatives operations
Current assets				(25,262)	(33,555)
Non-Current liabilities				855,427	594,383
Total				830,165	560,828

(b.ii)       Hedge operations by Braskem Idesa related to project finance

These hedge operations share the same guarantees of the Project Finance.

(b.ii.i)     Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	interest rate per year		Jun/2015	Dec/2014
Swap Libor I	299,996	1.9825%	May - 2025	(677)	790
Swap Libor II	299,996	1.9825%	May - 2025	(655)	870
Swap Libor III	299,996	1.9825%	May - 2025	(659)	775
Swap Libor IV	129,976	1.9825%	May - 2025	(294)	330
Swap Libor V	132,996	1.9825%	May - 2025	(290)	386
Swap Libor VI	149,932	1.9825%	May - 2025	(323)	391
Total	1,312,892			(2,898)	3,542

Derivatives operations
Non-current assets				(53,067)	(39,350)
Current liabilities				50,169	42,892
Total				(2,898)	3,542

33

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(b.ii.ii)    Currency futures contract– Mexican Peso / U.S. Dollar

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	(foreign exchange)		Jun/2015	Dec/2014
Deliverable Forward	23,381	12.9518	February - 2015		7,723
Deliverable Forward	29,047	13.1969	March - 2015		8,485
Deliverable Forward	18,625	13.0980	March - 2015		5,841
Deliverable Forward	10,230	13.0490	April - 2015		3,334
Deliverable Forward	5,897	13.1167	June - 2015		1,878
Deliverable Forward	7,014	13.4329	June - 2015		1,947
Deliverable Forward	2,245	13.2538	July - 2015	1,095	708
Deliverable Forward	1,847	13.1486	August - 2015	948	617
Total	98,286			2,043	30,533

Derivatives operations
Current liabilities				2,043	30,533
Total				2,043	30,533

(c)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from June 30, 2015, with a probability of 5%, and under normal market conditions, was estimated by the Company R$767 for the NCE interest rate swap (Note 14.2.1(a.i)), at US$27,694 for the NCE exchange swap (Note 14.2.1(b.i)), and US$172 to the swap of Libor related to Braskem Idesa’s project (Note 14.2.1 (b.ii.i)).

14.3       Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value
US$

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

34

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

On June 30, 2015, the maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2015	1,370,971
2016	1,137,047
2017	105,143
2018	1,152,658
2019	194,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,854
6,757,231

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, Braskem Idesa designated the amount of US$2,878,936 of its liabilities related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the new tranche received in April 2015 (Note 13), Braskem Idesa designated the new amount of US$290,545 for hedge accounting. Therefore, the impact of exchange variation on future cash flows in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

On June 30, 2015, hedged sales and the maturities of financial liabilities amounted to US$3,169,481 and were distributed as follows

Total nominal value
US$

2016	67,203
2017	181,896
2018	220,199
2019	227,612
2020	264,759
2021	301,263
2022	251,573
2023	330,782
2024	357,104
2025	355,088
2026	306,740
2027	150,818
2028	123,555
2029	30,889
3,169,481

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

35

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

14.4       Credit quality of financial assets

(a)                    Trade accounts receivable

On June 30, 2015, the credit ratings for the domestic market were as follows:

				(%)
			Jun/2015	Dec/2014
1	Minimum risk		5.15	5.09
2	Low risk		36.96	40.23
3	Moderate risk		35.18	30.81
4	High risk		21.74	23.15
5	Very high risk	(i)	0.98	0.72

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
June 30, 2015	0.26%	0.71%
June 30, 2014	0.50%	0.09%
December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%

36

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

		Jun/2015	Dec/2014
Financial assets with risk assessment
AAA		4,261,183	3,765,527
AA		9	65,304
AA-		107,180
A+		45,091	53,229
A		474,054	180,233
A-		28,248	13,648
		4,915,765	4,077,941
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	33,592	42,495
Sundry funds	(ii)		3,056
Other financial assets with no risk assessment		2,216	2,090
		35,808	47,641

Total		4,951,573	4,125,582

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

14.5       Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On June 30, 2015, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

37

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(b)                    Selection of scenarios

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on June 26, 2015 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of June 30, 2015. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, at the end of 2015, the U.S. dollar will appreciate by 26% against the Brazilian real compared to end-2014, and the Selic rate will reach 14.5%. The new Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 6.0%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Selic rate shows an increase of 1.75% by the end of 2015. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

(b.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(1,061,683)	(3,328,594)	(6,657,187)
BNDES	(31,416)	(98,494)	(196,989)
Working capital / structured operations	(172,712)	(541,487)	(1,082,973)
Export prepayments	(35,807)	(112,261)	(224,522)
Project finance	(770,006)	(2,414,127)	(4,828,254)
Financial investments abroad	271,769	852,052	1,704,104
Swaps	(166,637)	(267,970)	(702,577)
Exchange rate contracts	(28,640)	(89,793)	(179,586)

Mexican peso/U.S. dollar exchange rate
Deliverable Forward	(1,491)	(2,125)	(3,544)

Libor floating interest rate
Working capital / structured operations	(2,555)	(12,776)	(25,552)
Export prepayments	(1,803)	(9,013)	(18,027)

CDI interest rate
NCE	(68,311)	(127,339)	(268,069)
Swaps NCE	(173)	(314)	(624)
NCA	(96,337)	(182,039)	(395,142)
Foreign loans / other in local currency	(1,648)	(3,061)	(6,393)
Financial investments in local currency	12,835	23,311	46,327

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(34,307)	(68,999)	(104,079)

38

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2014 annual financial statements, in Note 17.

	Consolidated		Parent company
	Jun/2015	Dec/2014	Jun/2015	Dec/2014
Parent Company and subsidiaries in Brazil
IPI	54,788	53,536	48,138	46,518
IR and CSL	176,451	31,474	27,492	27,847
ICMS	37,176	99,328	22,740	26,758
Other	43,180	45,177	44,590	47,207

Other countries
Other	34,848	4,576
Total	346,443	234,091	142,960	148,330

Current liabilities	315,735	203,392	113,144	117,696
Non-current liabilities	30,708	30,699	29,816	30,634
Total	346,443	234,091	142,960	148,330

16.            Ethylene XXI Project Loan

The subsidiary Braskem Idesa is building a plant in Mexico, called the Ethylene XXI Project and financed under the project finance modality (Note 13). The project’s capital structure is composed by debt with a pool of banks and development agencies (Project Finance) and by shareholder funds, in the form of equity or subordinated loan (loan). The liability referred to in this note is due by Braskem Idesa to its controlling shareholder and will be paid exclusively with cash generated from the project.

17.                     Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2014 annual financial statements, in Note 19.

(a)                      Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014

Income before IR and CSL	1,882,677	726,052	1,791,853	540,431

IR and CSL at the rate of 34%	(640,110)	(246,858)	(609,230)	(183,747)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	3,311	(32,619)	160,704	177,695
Other permanent adjustments	12,901	74,171	4,258	(596)

Effect of IR and CSL on results of operations	(623,898)	(205,306)	(444,268)	(6,648)

Breakdown of IR and CSL:

Current IR and CSL	(122,275)	(125,819)	(2,982)	(246)
Deferred IR and CSL	(501,623)	(79,487)	(441,286)	(6,402)
Total IR and CSL on income statement	(623,898)	(205,306)	(444,268)	(6,648)

39

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

The nominal income tax (IR) rates of subsidiaries abroad differ from those in Brazil, of 34% (IR – 25% and CSLL 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	Jun/2015

Direct and Indirect subsidiaries
Braskem Alemanha	Germany	31.90
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria and Braskem Austria Finance	Austria	25.00
Braskem Petroquímica Chile	Chile	22.50
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
and Braskem México Serviços	Mexico	30.00

(b)               Breakdown of deferred income tax and social contribution

		Consolidated		Parent company
Assets	Note	Jun/2015	Dec/2014	Jun/2015	Dec/2014

Tax losses (IR) and negative base (CSL)		1,296,566	1,082,097	333,594	276,727
Goodwill amortized		6,714	7,411	6,714	7,411
Exchange variations		1,959,471	1,302,801	1,955,633	1,302,801
Temporary adjustments		247,174	151,639	655,182	526,377
Business combination		188,551	187,859	89,769	89,770
Pension plan			104,227		104,226
Deferred charges - write-off		20,965	24,854	20,848	20,848
		3,719,441	2,860,888	3,061,740	2,328,160

Liabilities

Amortization of goodwill based on future profitability		718,619	699,179	629,235	612,277
Tax depreciation		769,206	694,039	704,438	633,414
Temporary differences		493,567	416,230	11,704	11,704
Business combination		218,012	232,301	73,527	81,349
Write-off negative goodwill of incorporated subsidiaries		297	594	297	593
Additional indexation PP&E		116,367	124,762	116,367	124,762
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		301,423	313,422	301,423	313,423
Other		122,191	113,645	59,469	57,335
		2,739,682	2,594,172	1,896,460	1,834,857

Net presented in Balance Sheet		979,759	266,716	1,165,280	493,303

Assets	17(c)	1,674,816	870,206	1,165,280	493,303
(-) Liabilities	17(c)	695,057	603,490

Net		979,759	266,716	1,165,280	493,303

40

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(c)               Net balance of deferred income and social contribution tax assets and liabilities (consolidated)

		Jun/2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	3,061,740	(1,896,460)	1,165,280
Braskem Argentina	Argentina	2,558		2,558
Braskem Alemanha	Germany	91,453		91,453
Braskem Idesa	Mexico	366,193	(57,408)	308,785
Braskem México Serviços	Mexico	1,452		1,452
Quantiq	Brazil	8,014	(1,508)	6,506
Braskem Petroquímica - business combination effects	Brazil	98,782		98,782
		3,630,192	(1,955,376)	1,674,816

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(144,484)	(144,484)
Braskem Petroquímica	Brazil	89,180	(157,687)	(68,507)
Petroquímica Chile	Chile	69	(271)	(202)
Braskem America	USA		(481,864)	(481,864)
		89,249	(784,306)	(695,057)

		Dec/2014
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)
		101,970	(705,460)	(603,490)

(d)               Realization of deferred income tax and social contribution

In the period ended June 30, 2015, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

(e)               Law 12,973

Federal Law 12,973 of May 13, 2014, created from the conversion of Provisional Presidential Decree 627 of November 11, 2013,  among others, revoked the Transitional Tax System (RTT) and included additional measures, notably:

(i)       Changes in the federal tax laws related to income tax (IR) and social contribution (CSLL), PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting;

(ii)     Provisions on the calculation of interest on equity;

(iii)   Considerations on investments valued using the equity method of accounting;

41

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(iv)   Provision regarding the tax treatment of dividends calculated based on the results in the period from January 2008 to December 2013; and

(v)     Provisions regarding new rules on taxation of profits earned abroad.

The provisions in this law are applicable from 2015, except in the event of early adoption in 2014. The Company opted for said early adoption.

Later, in the fourth quarter of 2014, Brazil’s Federal Revenue Service issued several normative instructions to regulate the provisions of Federal Law 12,973, most notably IN 1,515/14, which specifically addressed the effects of the cancellation of RTT, and IN 1,520/14, which regulated the provisions on taxation of profits earned abroad.

18.                   Sundry provisions

The information on sundry provisions was presented in the 2014 annual financial statements of the Company, in Note 20.

	Consolidated		Parent company
	Jun/2015	Dec/2014	Jun/2015	Dec/2014
Provision for customers rebates	42,987	66,702	30,164	31,572
Provision for recovery of environmental damages	87,977	102,534	79,538	98,659
Judicial and administrative provisions	381,651	412,811	332,814	362,733
Other	14,224	12,177
Total	526,839	594,224	442,516	492,964

Current liabilities	50,670	88,547	36,409	53,049
Non-current liabilities	476,169	505,677	406,107	439,915
Total	526,839	594,224	442,516	492,964

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Jun/2015	Dec/2014	Jun/2015	Dec/2014
Labor claims	95,075	141,240	84,422	127,311

Tax claims
Income tax and social contribution	37,716	35,682
PIS and COFINS	41,873	39,145	41,873	39,145
ICMS - interstate purchases	98,834	94,732	98,834	94,732
ICMS - other	13,434	12,559	13,434	12,559
Other tax claims	93,482	88,202	93,014	87,735

Societary claims and other	1,237	1,251	1,237	1,251
	381,651	412,811	332,814	362,733

42

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

19.                   Post-employment benefits

The information on post-employment benefits and (defined-benefit plans) was presented in the 2014 annual financial statements of the Company, in Note 21.

The amounts recognized are as follows:

		Consolidated
		Jun/2015	Dec/2014

Petros Plan	(i)		336,357

Defined benefit
Novamont Braskem America		19,735	18,356
Plano Braskem Alemanha		57,085	50,820
Total		76,820	405,533

Current liabilities			336,357
Non-current liabilities		76,820	69,176
Total		76,820	405,533

(i)    On January 6, 2015, PREVIC – National Superintendence for Supplementary Pension Plans issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of approval of the withdrawal of sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. This amount, restated in accordance with the aforementioned calculation, was settled in February 2015 for R$358,563.

20.                  Contingencies

(a)                    Allegations

In early March 2015, declarations made by defendants in lawsuits filed against third parties were made public, in which Braskem and two of its former executive officers were cited in allegations of supposed improper payments between 2006 and 2012 to benefit the Company in raw-material supply agreements entered into with Petrobras. To the extent of the knowledge of Braskem’s Management, there is no formal investigation of the Company being conducted by Brazilian or U.S. authorities.

In light of such facts, the Company's Management and Board of Directors approved in April the internal plan for investigation into the allegations ("Investigation"), which is being carried out by law firms experienced in similar cases in the United States and in Brazil. The law firms are working under the coordination of an ad hoc committee formed by members of its Board of Directors, specially created for this purpose.

Several measures have been taken in connection with the Investigation, including:

(i)           Voluntary announcement about the Investigation and periodical updates sent to regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ);

(ii)          Publication of three Material Fact notices and three Notices to the Market to clarify the news reports and to keep shareholders and the market informed of actions taken by the Company;

(iii)        Periodically updating the Audit Board and external auditors about the progress of the Investigation and of the actions already taken.

43

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

Braskem and its subsidiaries are subject to a series of anticorruption and anti-bribery laws in the countries where they operate. To avoid infringement of such laws, a series of procedures and controls were implemented and are continuously being improved.

On the other hand, if any of the allegations proves to be true, the Company may be subject to the penalties envisaged in law. At this moment, the Company Management has no way of estimating the duration or outcome of the Investigation and, consequently, whether it will have any impact on future financial statements.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any progress on this matter.

With respect to news reports on the media and the information filed by the Federal Prosecution Office against third parties, regarding alleged losses incurred by Petrobras arising from the naphtha supply agreement entered into with Braskem in 2009, the Management of Braskem released a Material Fact notice on July 27, 2015.

(b)                   Class actions

The Management of Braskem became aware, through the media, that it was the subject of class actions in the Courts of the United States, based on the alleged events mentioned in Note 20(a). Until the approval of this quarterly information, Braskem had not been notified on the records of any class action filed before the courts of the United States due to said allegations.

(c)                    Labor

The changes in the main labor claims are:

(c.1)       In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the second quarter of 2005, claiming the payment of overtime, agreements were reached between the parties in April 2015, with the disbursement of the amount that had been provisioned prior to December 31, 2014.

(c.2)       In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts and the inclusion of overtime in the calculation of the weekly remunerated rest, in the restated amount of R$351,230, the following developments occurred: (i) the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, where it is pending trial (the amount of the suit is R$303,285); and (ii) judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial (the amount of this suit is R$47,945).

Given the current stage of these suits, it is not possible to estimate when they will be concluded. No judicial deposit or other form of security was made for these suits.

44

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(d)                   Other Contingencies

Braskem has other contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified as possible by the Management of the Company.

The description of the main contingent liabilities of the Company was presented in the 2014 annual financial statements, in Note 22.

21.                  Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2014 annual financial statements, in Note 24.

(a)                     Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,517,739	21.89%			287,944,691	36.12%
BNDESPAR			0.00%	40,102,837	11.62%			40,102,837	5.03%
ADR	(i)		0.00%	39,674,866	11.50%			39,674,866	4.98%
Other		12,907,077	2.86%	109,290,180	31.68%	593,818	100.00%	122,791,075	15.40%
Total		451,668,652	100.00%	343,768,120	99.64%	593,818	100.00%	796,030,590	99.85%
Treasury shares				80,000	0.02%			80,000	0.01%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) These shares are treated as "treasury shares" in consolidated Equity.

(b)                   Stock buyback programs

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class A preferred shares at market price.

During the period ended June 30, 2015, the Company repurchased 80,000 shares for R$927.

The weighted average price of repurchased shares is R$11.58 (lowest price of R$10.94 and highest price of R$11.90).

(c)                   Dividends

On April 9, 2015, the Annual Shareholders Meeting approved the declaration of dividends in the amount of R$482,593, which started to be paid on April 23, 2015, of which R$273,796 was made available to the holders of common shares and R$208,437 and R$360 was made available to the holders of the class “A" and class “B" preferred shares, respectively.

45

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

(d)                      Other comprehensive income - shareholders' equity

	Parent company and consolidated
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Loss
	indexation of	cost of	plan actuarial	sales	Cash flow	translation	on interest
	PP&E	PP&E	Gain (loss)	hedge	hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	Total

On December 31, 2013	272,069	19,240	(11,647)		(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(16,026)							(16,026)
Income tax and social contribution	2,406							2,406

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(732)						(732)
Income tax and social contribution		250						250

Foreign sales hedge
Exchange rate				946,688				946,688
Income tax and social contribution				(321,874)				(321,874)

Fair value of Cash flow hedge
Change in fair value					3,904			3,904
Transfer to result					(720)			(720)
Income tax and social contribution					(10,739)			(10,739)

Foreign currency translation adjustment						(87,836)		(87,836)

On June 30, 2014	258,449	18,758	(11,647)	624,814	(1,612,911)	154,571	(9,404)	(577,370)

On December 31, 2014	244,831	18,275	(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)

Additional indexation
Realization by depreciation or write-off assets	(16,026)							(16,026)
Income tax and social contribution	2,407							2,407

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(730)						(730)
Income tax and social contribution		248						248

Foreign sales hedge
Exchange rate				(3,440,730)				(3,440,730)
Income tax and social contribution				1,152,877				1,152,877

Fair value of Cash flow hedge
Change in fair value					(243,136)			(243,136)
Transfer to result					(25,054)			(25,054)
Income tax and social contribution					90,772			90,772

Foreign currency translation adjustment						295,854		295,854

On June 30, 2015	231,212	17,793	(11,647)	(5,551,585)	(467,085)	683,141	(9,404)	(5,107,575)

(i) Realization as the asset is depreciated or written-off.
(ii) Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv) Realization upon write-off of subsidiary abroad.
(v) Realization upon divestment or transfer of control of subsidiary.

46

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

22.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2014 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
		Jun/2015	Jun/2014

Profit for the period attributed to Company's shareholders		1,347,585	533,783

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,409	208,437
Preferred shares class "B"		360	360
		208,769	208,797

Distribution of 6% of unit value of common shares		273,824	273,796

Reconciliation of income available for distribution, by class (numerator):
Common shares		764,969	302,860
Preferred shares class "A"		582,256	230,563
Preferred shares class "B"		360	360
		1,347,585	533,783

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"	(i)	343,799,059	343,848,120
Preferred shares class "B"		593,818	593,818
		796,061,529	796,110,590

Profit per share (in R$)
Common shares		1.6937	0.6705
Preferred shares class "A"		1.6936	0.6705
Preferred shares class "B"		0.6062	0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the first six months of 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	21(b)	(80,000)	(49,061)

Balance at June 30, 2015		343,768,120	343,799,059

47

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

23.                   Net sales revenues

The information on net sales revenue was presented in the 2014 annual financial statements of the Company, in Note 26.

	Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014
Sales revenue
Domestic market	15,210,330	16,579,765	14,322,729	11,441,273
Foreign market	9,948,859	9,616,078	3,974,170	3,349,306
	25,159,189	26,195,843	18,296,899	14,790,579
Sales deductions
Taxes	(3,228,509)	(3,328,430)	(2,825,275)	(2,022,847)
Sales returns	(143,584)	(171,678)	(144,551)	(103,059)
	(3,372,093)	(3,500,108)	(2,969,826)	(2,125,906)

Net sales revenue	21,787,096	22,695,735	15,327,073	12,664,673

24.                   Financial results

The information on financial results was presented in the 2014 annual financial statements of the Company, in Note 29.

	Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014
Financial incomes
Interest income	174,805	131,068	121,605	118,060
Monetary variations	71,897	22,756	52,800	22,051
Exchange rate variations	377,890	(113,059)	905,211	(257,594)
Other	26,065	20,979	15,909	15,608
	650,657	61,744	1,095,525	(101,875)

Financial expenses
Interest expenses	(748,168)	(576,717)	(805,721)	(550,926)
Monetary variations	(174,926)	(163,128)	(173,391)	(163,500)
Exchange rate variations	(467,309)	140,594	(826,247)	250,367
Inflation adjustments on fiscal debts	(23,950)	(57,614)	(20,658)	(46,090)
Discounts granted	(78,631)	(55,792)	(49,966)	(25,411)
Loans transaction costs - amortization	(34,447)	(16,109)	(2,805)	(2,984)
Adjustment to present value - appropriation	(240,812)	(295,442)	(232,515)	(226,167)
Other	(87,297)	(75,409)	(42,366)	(38,710)
	(1,855,540)	(1,099,617)	(2,153,669)	(803,421)

Total	(1,204,883)	(1,037,873)	(1,058,144)	(905,296)

	Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014
Interest income
Held for sale	39,371	13,287	11,532	13,287
Loans and receivables	92,539	64,541	84,041	60,866
Held-to-maturity	16,198	16,919	16,198	16,919
	148,108	94,747	111,771	91,072
Other assets not classifiable	26,697	36,321	9,834	26,988
Total	174,805	131,068	121,605	118,060

48

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

25.                   Expenses by nature

The information on expenses by nature was presented in the 2014 annual financial statements of the Company, in Note 30.

	Consolidated		Parent company
	Jun/2015	Jun/2014	Jun/2015	Jun/2014

Raw materials other inputs	(14,571,985)	(17,301,232)	(9,861,681)	(9,566,691)
Personnel expenses	(1,134,897)	(1,053,411)	(800,247)	(635,595)
Outsourced services	(753,417)	(810,617)	(562,818)	(457,863)
Tax expenses	(6,254)	(6,358)	(3,531)	(3,122)
Depreciation, amortization and depletion	(1,013,033)	(993,645)	(858,105)	(620,242)
Freights	(829,557)	(708,934)	(587,078)	(451,087)
Other operating income (expenses), net	(400,132)	(58,199)	(260,673)	62,497
Total	(18,709,275)	(20,932,396)	(12,934,133)	(11,672,103)

49

Braskem S.A.

Notes to the financial statements

at June 30, 2015

All amounts in thousands, except where stated otherwise

26.                   Segment information

The information by segment was presented in the 2014 annual financial statements, in Note 31.

									Jun/2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		11,184,383	(9,401,637)	1,782,746	(287,506)		(30,370)		1,464,870
Polyolefins		9,597,434	(7,477,317)	2,120,117	(572,486)		(26,670)		1,520,961
Vinyls		1,244,675	(1,111,741)	132,934	(102,204)		13,533		44,263
USA and Europe		3,734,956	(3,302,766)	432,190	(186,766)		805		246,229
Chemical distribuition		408,016	(322,962)	85,054	(61,326)		(533)		23,195
Total		26,169,464	(21,616,423)	4,553,041	(1,210,288)		(43,235)		3,299,518

Other segments	(i)	273,579	(274,286)	(707)	(48,100)		(29,903)		(78,710)
Corporate unit					56,957	9,739	(16,610)		50,086

Braskem consolidated before eliminations and reclassifications		26,443,043	(21,890,709)	4,552,334	(1,201,431)	9,739	(89,748)		3,270,894

Eliminations and reclassifications		(4,655,947)	4,472,613	(183,334)					(183,334)

Total		21,787,096	(17,418,096)	4,369,000	(1,201,431)	9,739	(89,748)		3,087,560

									Jun/2014
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		12,660,681	(11,572,694)	1,087,987	(320,878)		208,027	(ii)	975,136
Polyolefins		8,899,048	(7,607,747)	1,291,301	(446,267)		(13,777)		831,257
Vinyls		1,330,720	(1,243,347)	87,373	(90,491)		25,578		22,460
USA and Europe		3,983,307	(3,733,551)	249,756	(150,204)		1,601		101,153
Chemical distribuition		426,764	(357,928)	68,836	(46,950)		(4,511)		17,375
Total		27,300,520	(24,515,267)	2,785,253	(1,054,790)		216,918		1,947,381

Other segments	(i)	138,748	(126,546)	12,202	(41,449)		1,488		(27,759)
Corporate unit					(86,719)	586	(43,423)		(129,556)

Braskem consolidated before eliminations and reclassifications		27,439,268	(24,641,813)	2,797,455	(1,182,958)	586	174,983		1,790,066

Eliminations and reclassifications		(4,743,533)	4,717,392	(26,141)					(26,141)

Total		22,695,735	(19,924,421)	2,771,314	(1,182,958)	586	174,983		1,763,925

(i)         This segment includes the results of the subsidiary Braskem Idesa.

(ii)       Includes gain from sale of DAT (Note 1(a)).

27.                  Subsequent events

On August 4, 2015, was held Braskem’s Extraordinary Shareholders' Meeting that decided on the replacement of the members of the Board of Directors and nomination the Chairman of said body.

50

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.